Exhibit 99.2

Summit Therapeutics plc

(“Summit” or “the Company”)

SUMMIT THERAPEUTICS RECEIVES REGULATORY APPROVAL TO INITIATE PhaseOut DMD, A PHASE 2 CLINICAL TRIAL OF SMT C1100 IN PATIENTS WITH DMD

Oxford, UK, 21 January 2016 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection, announces that it has received approval from the UK Medicines and Healthcare products Regulatory Agency and the Research Ethics Committee to initiate PhaseOut DMD, a Phase 2 proof of concept clinical trial of SMT C1100 in patients with DMD. SMT C1100 is an orally administered, small molecule utrophin modulator that the Company believes has the potential to treat all boys and young men with DMD, regardless of their underlying dystrophin gene mutation. Utrophin is functionally and structurally similar to dystrophin, a protein which is essential for the healthy function of muscles.

“Our lead utrophin modulator, SMT C1100, has demonstrated disease-modifying potential in preclinical studies to date, and with the initiation of PhaseOut DMD, we are at a stage in SMT C1100’s clinical development where we are evaluating the possibility of this benefit in patients,” said Ralf Rosskamp, MD, Chief Medical Officer of Summit. “We look forward to opening clinical trial sites in the UK and enrolling the first patients soon.”

PhaseOut DMD aims to provide proof of concept for SMT C1100 and utrophin modulation through measurements of muscle fat infiltration, as well as measuring utrophin protein and muscle fibre regeneration in muscle biopsies. The 48-week open-label trial is expected to enrol up to 40 boys ranging in age from their fifth to their tenth birthdays at sites in Europe and the US (subject to the US Food and Drug Administration, or FDA, regulatory approval). The primary endpoint of the trial is the change from baseline in magnetic resonance imaging parameters related to fat infiltration and inflammation of the leg muscles. Functional endpoints, including the six-minute walk test, North Star Ambulatory Assessment and patient reported outcomes, are also being explored. Summit expects to report data from the first group of patients enrolled in the trial periodically from the second half of 2016 onwards with the first set of 24-week muscle biopsy data expected to be available before the end of 2016.

The Company expects to submit an investigational new drug application to the FDA to allow PhaseOut DMD to also enrol patients in the US. In addition, the Company is exploring means by which to enrol patients who have participated in previous clinical trials of SMT C1100, but who may not meet the inclusion and exclusion criteria for PhaseOut DMD. Summit expects that further information about PhaseOut DMD will shortly be available on www.clinicaltrials.gov.

About Utrophin Modulation in DMD

DMD is a progressive muscle wasting disease that affects around 50,000 boys and young men in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has a meaningful, positive effect on muscle performance. Summit believes that utrophin modulation has the potential to slow down or even stop the progression of DMD, regardless of the underlying dystrophin gene mutation. Summit also believes that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD. The Company’s lead utrophin modulator is an orally administered, small molecule called SMT C1100. DMD is an orphan disease, and the US Food and Drug Administration and the European Medicines Agency have granted orphan drug status to SMT C1100. Orphan drugs receive a number of benefits including additional regulatory support and a period of market exclusivity following approval.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

MacDougall Biomedical Communications (US media contact) Chris Erdman	Tel: +1 781 235 3060 cerdman@macbiocom.com

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2015. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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